

CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Madrid, 13 May 2003



03022142

SUPPL

03 MAY 27 AM 7:21

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

dlw 6/03

Translation
Original: Spanish

As a consequence of the news release by Press Agency EFE, quoting internal sources of the Company in Portugal, we feel obliged to deny its content.

As communicated to the public in several previous occasions, MAPFRE has been analysing for some time the Portuguese market with the aim of increasing its presence in Portugal, both in the Life and Non-life businesses, either through some acquisition, or through possible alliances with local institutions. These analyses have covered a number of companies, among which the one cited in the news release referred to above was not the subject of any preferential attention, nor was it analysed in a greater degree of detail than any other company.

Madrid, 9 May 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.